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                            December 30, 2020

       Yongwei Hu
       Chairman and Chief Executive Officer
       Bon Natural Life Ltd
       C601 Gazelle Valley No. 69 Jinye Road
       Xi'an Hi-Tech Zone
       Xi'an China

                                                        Re: Bon Natural Life
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 7,
2020
                                                            File No. 333-251182

       Dear Mr. Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Regulations on Production and Sale of Food Products, page 85

   1. We note your revised disclosure on page 85 in response to prior comment 2. Please revise to remove statements
that "Silymarin is safe in humans," that "Applephenon   is safe and
                                                        non toxic" and that
"Stachyose is a safe ordinary food." Only a government agency with the requisite authority
can make conclusive determinations about safety.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yongwei Hu
Bon Natural Life Ltd
December 30, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameYongwei Hu
                                                           Division of
Corporation Finance
Comapany NameBon Natural Life Ltd
                                                           Office of Life
Sciences
December 30, 2020 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName